Exhibit (e)(1)
Excerpts from Emulex Corporation’s Definitive Proxy Statement on Schedule 14A relating to the 2008 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on October 14, 2008.
VOTING SECURITIES AND STOCK OWNERSHIP
Stock Ownership of Management
     The following table sets forth, as of the Record Date [September 22, 2008], information as to the beneficial ownership of our common stock by all directors, by the executive officers identified in the Summary Compensation Table (the “Named Executive Officers”), and by all our directors and executive officers as a group.

	Amount and
	Nature of
	Beneficial		Percent of
Name of Beneficial Owner	Ownership(1)		Class(2)
Fred B. Cox	424,500	(3)	*
Michael P. Downey	146,000	(4)	*
Bruce C. Edwards	248,000	(5)	*
Paul F. Folino	2,072,645	(6)	2.5%
Robert H. Goon	124,000	(7)	*
Sadie A. Herrera	549,868	(8)	*
Don M. Lyle	144,000	(9)	*
Dean A. Yoost	95,000	(10)	*
James M. McCluney	971,212	(11)	1.2%
Michael J. Rockenbach	893,423	(12)	1.1%
Marshall D. Lee	316,704	(13)	*
Michael E. Smith	502,833	(14)	*
All directors and executive officers as a group (15 persons)(15)	7,243,737		8.3%

(1)	This column lists voting securities, including restricted stock held by the executive officers over which they have sole voting power but no investment power. Otherwise, except as otherwise indicated and subject to applicable community property and similar laws, we assume that each named owner has the sole voting and investment power with respect to their shares (other than shares subject to options). Amount of shares beneficially owned includes shares which are subject to options that are currently, or within 60 days following the Record Date will be, exercisable.

(2)	Percent of class is based on the number of shares outstanding on the Record Date (82,117,029 shares) plus, with respect to each named person, the number of shares of common stock, if any, which the stockholder has the right to acquire within 60 days of such date. Ownership of less than one percent is indicated by an asterisk.

(3)	Consists of (i) 8,750 shares held by Mr. Cox; (ii) 84,000 shares held in an irrevocable trust with the trustees having voting and investing control; Mr. and Mrs. Cox are not trustees but are beneficiaries of this trust; (iii) 200,000 shares held by a limited liability company owned by members of Mr. Cox’s family; Mr. Cox and his wife have no ownership, beneficial or otherwise and no management or investment control in this limited liability company; (iv) 1,750 shares of restricted stock held by Mr. Cox; and (v) 130,000 shares which are subject to options held by Mr. Cox which are currently, or within 60 days following the Record Date will be, exercisable.

(4)	Consists of (i) 14,250 shares held by Mr. Downey; (ii) 1,750 shares of restricted stock held by Mr. Downey; and (iii) 130,000 shares which are subject to options held by Mr. Downey which are currently, or within 60 days following the Record Date will be, exercisable.

(5)	Consists of (i) 7,000 shares held by Mr. Edwards; (ii) 4,000 shares held in a family trust of which Mr. Edwards and his wife are co-trustees and share voting and investment power; (iii) 7,000 shares of restricted stock held by Mr. Edwards; and (iv) 230,000 shares which are subject to options held by

Mr. Edwards which are currently, or within 60 days following the Record Date will be, exercisable.

(6)	Consists of (i) 23,498 shares held by a family trust of which Mr. Folino and his wife are co-trustees and share voting and investment power; (ii) 800 shares held by his daughter; (iii) 105,000 shares of restricted stock held by Mr. Folino; and (iv) 1,943,347 shares which are subject to options held by Mr. Folino which are currently, or within 60 days following the Record Date will be, exercisable.

(7)	Consists of (i) 12,250 shares held by Mr. Goon; (ii) 1,750 shares of restricted stock held by Mr. Goon; and (iii) 110,000 shares which are subject to options held by Mr. Goon which are currently, or within 60 days following the Record Date will be, exercisable.

(8)	Consists of (i) 22,039 shares held by Ms. Herrera; (ii) 1,000 shares held by Ms. Herrera’s husband; (iii) 51,000 shares of restricted stock held by Ms. Herrera; and (iv) 475,829 shares which are subject to options held by Ms. Herrera which were exercisable as of April 21, 2008, her last day of employment with Emulex, or were exercisable within 60 days following April 21, 2008. In connection with the termination of her employment, Ms. Herrera entered into consulting and transition agreements with Emulex for a total maximum term of three years, during which her stock options and restricted stock awards will continue to vest. A description of the termination arrangement can be found under the section entitled “Potential Payments Upon Termination or Change in Control.”

(9)	Consists of (i) 12,250 shares held by Mr. Lyle; (ii) 1,750 shares of restricted stock held by Mr. Lyle; and (iii) 130,000 shares which are subject to options held by Mr. Lyle which are currently, or within 60 days following the Record Date will be, exercisable.

(10)	Consists of (i) 7,000 shares held by Mr. Yoost; (ii) 1,000 shares held by Mr. Yoost and his wife; (iii) 7,000 shares of restricted stock held by Mr. Yoost; and (iv) 80,000 shares which are subject to options held by Mr. Yoost which are currently, or within 60 days following the Record Date will be, exercisable.

(11)	Consists of (i) 78,866 shares held by Mr. McCluney; (ii) 265,000 shares of restricted stock held by Mr. McCluney; and (iii) 627,346 shares which are subject to options held by Mr. McCluney which are currently, or within 60 days following the Record Date will be, exercisable.

(12)	Consists of (i) 153,130 shares held by Mr. Rockenbach; (ii) 17,460 shares held by his children; (iii) 110,500 shares of restricted stock held by Mr. Rockenbach; and (iv) 612,333 shares which are subject to options held by Mr. Rockenbach which are currently, or within 60 days following the Record Date will be, exercisable.

(13)	Consists of (i) 21,204 shares held by Mr. Lee; (ii) 105,500 shares of restricted stock held by Mr. Lee; and (iii) 190,000 shares which are subject to options held by Mr. Lee which are currently, or within 60 days following the Record Date will be, exercisable.

(14)	Consists of (i) 71,500 shares of restricted stock held by Mr. Smith; and (ii) 431,333 shares which are subject to options held by Mr. Smith which are exercisable as of as of July 18, 2008, his last day of employment with Emulex, or were exercisable within 60 days following July 18, 2008. Under Mr. Smith’s termination arrangement with us, his stock options and restricted stock continued to vest through September 5, 2008. A description of the termination arrangement can be found under the section entitled “Potential Payments Upon Termination or Change in Control.”

(15)	Includes persons who serve as executive officers of Emulex’s principal subsidiaries.
Compensation of Directors
     Emulex provides its non-employee Directors with a total compensation program that recognizes the expertise of each Board member and aligns Director’s interests with those of stockholders. Accordingly, the compensation plan for Emulex’s Directors consists of cash retainers for Board, Committee and Chair responsibilities, as well as stock grants upon election to the Board and annually thereafter.
     Directors’ Fees. In fiscal 2008, directors who were not employees of Emulex received a quarterly retainer of $13,750 and reimbursement for travel expenses. In addition, the chairman of the Nominating/Corporate Governance Committee received an additional quarterly retainer of $1,500, while committee members received an additional quarterly retainer of $1,000; the chairman of the Compensation Committee received an additional quarterly retainer of $2,000, while committee members received an additional quarterly retainer of $1,000; and the chairman of the Audit Committee received an additional quarterly retainer of $3,000 while committee members received an additional quarterly retainer of $2,000. Directors who are employees of Emulex receive no additional compensation for serving on the Board of Directors. Directors are entitled to reimbursement for their out-of-pocket expenses in connection with attendance at Board and committee meetings.
     Equity-Based Compensation. On October 9, 1997, the Board of Directors of Emulex adopted Emulex’s 1997 Stock Option Plan for Non-Employee Directors (later renamed the 1997 Stock Award Plan for Non-Employee Directors)(the “Director Plan”) under which shares of Emulex’s common stock may be issued pursuant to exercise of stock options, restricted stock awards and/or stock appreciation rights granted to directors who are not employees of Emulex or any of its subsidiaries.
     Each director of Emulex is eligible to receive awards under the Director Plan only if such director is not then an employee of Emulex or any of its subsidiaries (“Plan Eligible Director”). Only Plan Eligible Directors may receive awards under the Director Plan. There are currently six Plan Eligible Directors — Messrs. Cox, Downey, Edwards, Goon, Lyle and Yoost.
     The Director Plan provides that an option to purchase 60,000 shares of common stock of Emulex is to be granted automatically to each Plan Eligible Director upon the date on which such director first becomes a Plan Eligible Director. In addition, the Director Plan provides that on each yearly anniversary of the date of grant of the initial option to each Plan Eligible Director, each Plan Eligible Director is to automatically be granted an additional option to purchase 20,000 shares of common stock.
     No option granted under the Director Plan shall be exercisable after the expiration of the earlier of (i) ten years following the date the option is granted or (ii) one year following the date the optionee ceases to be a director of Emulex for any reason. The initial option granted to a director under the Director Plan is exercisable as to one-third of the shares on each anniversary of the date the option is granted if the director to whom the option is granted is still a director of Emulex on such anniversary. The subsequent options to purchase 20,000 shares are exercisable as to one-half of the shares on the six month anniversary of the date the option is granted and shall be exercisable for an additional one quarter of the shares on the nine month and one year anniversary of the grant date, respectively.
     The Board or a designated committee of the Board may grant additional compensation under the Director Plan to Plan Eligible Directors in the form of restricted stock awards and/or stock appreciation rights which compensation may be in addition to or in lieu of the formula-based option grants. For fiscal 2008, Plan Eligible Directors received restricted stock grants of 7,000 shares in lieu of the 20,000 share annual option grants typically granted under the Director Plan. Vesting of such restricted stock grants occurred with respect to one-half of the shares on the six-month anniversary of the grant date and with respect to one quarter of the shares on each of the nine-month and one year anniversaries of the grant date.
     The following table sets forth information concerning the compensation of Emulex’s non-employee directors during fiscal 2008.

					Changes in
					Pension Value
	Fees				and Non-
	Earned or	Stock	Option	Non-Equity	qualified Deferred
	Paid in	Awards	Awards	Incentive Plan	Compensation	All Other
	Cash	($)	($)	Compensation	Earnings	Compensation	Total
Name(1)		$(2)(3)	(2)4)	($)	($)	($)	($)
Fred B. Cox	55,000	121,500	—	N/A	N/A	—	176,500
Michael P. Downey	71,000	121,500	—	N/A	N/A	—	192,500
Bruce C. Edwards	63,000	141,271	—	N/A	N/A	—	204,271
Robert H. Goon	69,000	121,500	—	N/A	N/A	—	190,500
Don M. Lyle	67,000	121,500	—	N/A	N/A	—	188,500
Dean A. Yoost	67,000	129,192	81,314 (5)	N/A	N/A	—	277,506

(1)	Directors who are also our employees do not receive any additional compensation for serving on our Board of Directors. The compensation of Paul F. Folino and James M. McCluney is reflected in the Summary Compensation Table.

(2)	These columns reflect the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock awards and stock options granted to each of the directors, in 2008 as well as prior years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures. For additional information on the valuation assumptions with respect to stock option and award grants, refer to note 11 of Emulex’s consolidated financial statements in Annual Report on Form 10-K for the year ended June 29, 2008, as filed with the SEC. These amounts reflect our accounting expense for these awards, excluding forfeitures, and do not correspond to the actual value that may be realized by the director.

(3)	The aggregate number of unvested restricted stock awards at the end of fiscal 2008 are: Mr. Cox — 3,500 shares; Mr. Downey — 3,500 shares; Mr. Edwards — 7,000 shares; Mr. Goon — 3,500 shares; Mr. Lyle — 3,500 shares; and Mr. Yoost — 1,750 shares. The total full grant date fair value of each restricted stock award received in fiscal 2008 as computed in accordance with SFAS 123R is: Mr. Cox — $117,950; Mr. Downey — $117,950; Mr. Edwards — $102,200; Mr. Goon — $117,950; Mr. Lyle — $117,950; and Mr. Yoost — $134,330.

(4)	The aggregate number of stock options outstanding at the end of fiscal 2008 are: Mr. Cox — 130,000 shares; Mr. Downey — 130,000 shares; Mr. Edwards — 230,000 shares; Mr. Goon — 110,000 shares; Mr. Lyle — 130,000 shares; and Mr. Yoost — 60,000 shares. No stock options were granted to directors in fiscal 2008.

(5)	The amount reflects compensation expense recognized in fiscal 2008 with respect to options granted in fiscal 2006 and 2007.
EXECUTIVE COMPENSATION AND OTHER INFORMATION
Compensation Discussion and Analysis
Objectives of Compensation Program
     Emulex’s executive compensation policies are designed to attract, retain and reward executive officers who contribute to Emulex’s success, by providing executive officers with financial incentives that are aligned with Emulex’s corporate and stockholder objectives. Accordingly, executive officer compensation is linked to the operating performance of Emulex, stockholder value and individual performance that is tied to corporate objectives. Emulex uses a combination of base salary, cash bonuses and other equity-based awards including stock options and restricted stock to achieve these objectives. In fiscal 2008, Emulex’s principal corporate objectives were:
•	to meet or exceed its financial goals and strengthen its financial foundation and ability to increase stockholder value; and

•	to expand and strengthen its product portfolio and customer relationships in its targeted markets

To further these corporate objectives, Emulex’s compensation program is designed:

•	to attract, retain and reward individuals who contribute to Emulex’s success;

•	to provide a total compensation program that enables Emulex to compete for talent in the technology industry; and

•	to align the interests of Emulex’s executive officers with the long-term interests of its stockholders.

•	Emulex seeks to provide a total compensation program that is competitive with industry practices, with an emphasis on performance-based compensation. To meet these objectives, Emulex has adopted the following guidelines for its executive officer compensation program:

•	Emulex seeks to establish base salary levels and employee benefit programs that are based on competitive executive compensation practices. Emulex does not, as a general rule, seek to be a trendsetter in the marketplace with respect to executive compensation. Instead, Emulex seeks to set executive compensation levels that are within the industry norm for companies of similar size in order to remain cost-effective while maintaining flexibility.

•	Emulex uses total cash compensation (salary plus non-equity incentives) to recognize each individual officer’s scope of responsibility, role in the organization, experience and contributions. The Compensation Committee and management refer to external pay and performance benchmarks in determining salary and target award amounts, including peer group companies noted elsewhere in this Compensation Discussion and Analysis.

•	Emulex uses equity-based incentives (in the form of stock options, restricted stock and through a tax-qualified employee stock purchase plan) to align the interests of its officers to stockholder interests, to enable them to share in Emulex’s long-term growth and success and to encourage retention.

•	Emulex is conservative in awarding its executives with other forms of compensation, such as supplemental benefits and perquisites that are not provided broadly to all employees.
Elements of Compensation
          Emulex’s executive officer total compensation program includes a number of elements of compensation:
•	base salary;

•	cash bonuses;

•	stock-based compensation;

•	executive perquisites; and

•	benefits that are generally available to all employees.
          Other than with respect to generally available benefits, the Compensation Committee reviews each element of compensation separately and total compensation as a whole. The Compensation Committee determines the appropriate mix of elements with a view to furthering Emulex’s compensation objectives. These objectives include ensuring that Emulex remains competitive with the executive officer compensation practices of its designated peer group of companies so that Emulex is better able to attract and retain top talent for these positions. Currently, Emulex’s executive officer total compensation program emphasizes performance-based cash incentives and equity incentives to a greater extent than base salaries and perquisites in order to better align the interests of the Named Executive Officers with the interests of the stockholders.
          In determining the use and the weight of each element of compensation relative to total compensation, the Compensation Committee considers the effect and importance of each element in meeting its compensation objectives. For example, base salary, executive perquisites and generally available benefits allow Emulex to remain competitive in the marketplace in order to continue to attract top talent. Bonuses based on the achievement of organizational and personal performance goals provide incentives to Emulex’s executive officers to achieve its corporate objectives, while allowing Emulex to stay competitive in the marketplace. Stock options and restricted stock awards provide incentives to Emulex’s executive officers to increase stockholder value, as well as to remain with Emulex.
          The total compensation opportunities provided to the Named Executive Officers in fiscal 2008 were not materially increased nor materially decreased from fiscal 2007

Determining Competitive Compensation Practices
     In overseeing Emulex’s executive officer compensation programs, the Compensation Committee reviews and analyzes the compensation practices of comparable companies as well as industry best practices. Compensation data is gathered with respect to base salary, bonus targets and awards and all equity awards but does not include generally available benefits, such as 401(k) plans or health care coverage. To benchmark total cash and total direct compensation levels, Emulex uses a core peer group of companies that are considered its primary competitors in the marketplace and competitors for executive talent. For fiscal 2008, Emulex’s peer group included eleven technology companies, including semiconductor, storage systems, and storage components and networking companies. The Compensation Committee also examines other peer companies to stay cognizant of industry trends and practices. These companies are selected by Emulex’s management and the Compensation Committee, with the assistance of the Compensation Consultant.

Adaptec, Inc.	Electronics for Imaging, Inc.
Broadcom Corporation	Lexar Media, Inc.
Brocade Communications Systems, Inc.	Komag, Inc.
McDATA Corporation	Rackable Systems, Inc.
QLogic Corporation	Synaptics, Inc.
Western Digital Corporation
          The Compensation Committee believes that the above peer group represents the optimal cross-section of companies for which Emulex competes for talent or which are similar to Emulex in size and business focus. Three of the companies, Broadcom Corporation (“Broadcom”), Brocade Communications Systems, Inc. (“Brocade”) and Western Digital Corporation (“Western Digital”), are notably larger than Emulex, however, they are direct competitors with respect to executive talent. In particular, Broadcom and Western Digital, because of their product portfolios and location in Southern California make it important to include them in our executive compensation comparisons. Adaptec is closer in size to Emulex and has similar product portfolios to Emulex. QLogic Corporation is likely our closest competitor for executive talent because of its similar product portfolios and its close proximity to our geographic location in Southern California. The other companies in the peer group are in industries similar to Emulex but, because of the diversity of their product portfolios and their location outside of Southern California, are not considered to be as direct competitors for executive talent as the other five. In fiscal 2008, three of the eleven peer companies were acquired — McDATA Corporation, Lexar Media, Inc., and Komag, Inc. As a result, Emulex and its Compensation Committee intends to establish an updated peer group to ensure meaningful pay and performance benchmarking for the upcoming fiscal year.
          Emulex also considers broader market practices to supplement compensation data from the above peer groups. Emulex gathers data on the compensation practices and policies of these companies through searches of publicly available information, including publicly available databases. In addition, Emulex relies upon compensation and benefits surveys, including the Radford Technology Survey (specifically the computer/peripheral sub-industry), as well as broader market references such as the NASDAQ 100. The Compensation Committee does not believe that compensation peer group benchmarking is appropriate as a stand-alone tool for setting compensation levels as certain aspects of Emulex’s business and objectives are unique to Emulex. However, the Compensation Committee does consider this information an important part of its decision making process.
Base Salary
          Emulex’s goal is to target base pay such that total cash compensation, which includes base salary and annual bonus, approximate the 75th percentile paid to executives of the peer companies, contingent on Emulex’s results as compared to peer companies. In determining base salary, the Compensation Committee also considers other factors such as job performance, skill set, prior experience, the executive’s time in his or her position with Emulex, internal consistency regarding pay levels for similar positions or skill levels within Emulex, external pressures to attract and retain talent, and market conditions generally. Base salaries are reviewed annually by the Compensation Committee, and adjusted from time to time to recognize outstanding individual performance, promotions and competitive compensation levels.

     For fiscal 2008, the Compensation Committee elected to provide its executive officers with modest increases in their base salaries over the amounts paid in fiscal 2007 in order to maintain the competitiveness of their total compensation as compared to the peer group of companies. The Compensation Committee elected to increase base salaries by a modest amount based on its analysis of current market trends and in order to better align total cash compensation with its objective of targeting total cash compensation at approximately the 75th percentile relative to its peer companies (assuming performance targets are achieved). The average increase to salaries paid in fiscal 2008 compared to fiscal 2007 was approximately 5% as follows:

Executive	% Increase
James McCluney	10%
Michael Rockenbach	5%
Paul Folino	—%
Marshall Lee	6%
Michael Smith	5%
     Because Mr. McCluney was promoted to the positions of President and Chief Executive Officer of Emulex in fiscal 2007, the Compensation Committee felt that it was necessary to increase his base salary by a greater percentage than the percentage increase of the other executive officers in order to ensure that Mr. McCluney’s base salary remained competitive with the salaries paid to persons holding similar positions in Emulex’s peer group. Mr. Folino’s base salary was not increased for fiscal 2008, based on the Compensation Committee’s review of base salaries paid to executive chairs at other technology companies of comparable size and complexity.
Cash Bonuses
     Emulex’s goal is to target total cash compensation (i.e., base salary and performance based cash compensation) at up to the 75th percentile, contingent upon the achievement of pre-established performance objectives and above-average financial performance compared to the peer group of companies. The Compensation Committee has determined that targeting total cash compensation up to the 75th percentile compared to its peer group of companies allows Emulex to remain competitive with its closest competitors for executive talent while at the same time providing incentives to its executive officers to achieve a superior level of performance. Emulex uses executive officer cash bonuses to provide executive officers with financial incentives to meet Emulex’s performance targets.
     Accordingly, Emulex maintains the Executive Bonus Plan that is intended to provide incentives to officers and other participants in the form of quarterly cash bonus payments based on Emulex’s performance against specified objective targets. For fiscal 2008, Emulex used net revenue and non-GAAP net operating income results as the objective performance measures for purposes of determining cash bonus payments under its Executive Bonus Plan. The Compensation Committee used net revenue as an objective performance measure because it believes that this performance measure gives executives a more definitive target that is within their ability to control. The Compensation Committee also used non-GAAP net operating income rather than actual net income under GAAP because it does not want to provide officers with a disincentive to make certain strategic decisions that may adversely affect Emulex’s net income under GAAP. Non-GAAP net operating income is adjusted to exclude the impact of any non-recurring charges, changes in accounting rules and other extraordinary events, all of which may adversely impact Emulex’s GAAP operating income for a given year. Award formulas under the Bonus Plan are established at the beginning of each fiscal year and may be modified, extended, or canceled annually at the discretion of the Compensation Committee. The Compensation Committee generally seeks to establish corporate performance goals that are achievable, but that are set at a level such that the achievement of the goals will take significant effort by the executive officers and is not assured.
     Emulex has also decided to pay quarterly bonuses (vs. annual bonuses, which is the more common practice) as it believes that a quarterly review of each Named Executive Officer’s performance against his/her specific objectives, combined with a quarterly bonus based upon the successful achievement of the quarterly financial objectives, provides a timely and efficient tool to manage the overall effectiveness and achievement of Emulex’s tactical and strategic objectives. For executives other than the principal executive officers, Emulex’s management proposes performance targets and bonus recommendations based on Emulex’s annual operating plan.

Management’s proposals are then reviewed and, when appropriate, revised by the Compensation Committee and approved by the Board of Directors.
     Each executive officer of Emulex has a quarterly target award opportunity expressed as a percentage of quarterly gross base salary at the end of the quarter in question. For fiscal 2008, the quarterly/annual target award opportunity for the executives ranged from 50% to 90% of quarterly base salary. These percentages are determined by the Compensation Committee with input from the Compensation Consultant and are calculated in order to achieve Emulex’s stated goal of targeting total cash compensation (i.e., base salary and performance based cash compensation) at up to the 75th percentile of its peer companies based on an above-average level of performance.
     On a quarterly basis, the Compensation Committee reviews Emulex’s results versus the principal corporate objectives to determine whether the objectives have been met. For the principal executive officers, the Compensation Committee makes bonus recommendations based on Emulex’s achievement in comparison to the annual operating plan. The entire Board of Directors then reviews and approves the recommendations of the Compensation Committee.
     Under the bonus plan as in effect during fiscal 2008, 45% of the Named Executive Officers’ incentive bonus was based on our achieving targeted net revenue and 55% was based on achieving targeted net operating income The quarterly bonuses are adjusted by application of a formula in which bonuses are increased to reward for over-achievement of targets and decreased to minimize or eliminate bonus payments for performance below targeted levels. Net revenue and net operating income bonuses are calculated separately. No net revenue bonus or net operating income bonus will be paid for a given quarter unless at least 80% of the corresponding net revenue or net operating income goal, as the case may be, is achieved. In addition, no bonus payout of any kind shall be made if net operating income is less than 50% of the applicable net operating income goal. Finally, the executive must be employed by Emulex for the entire quarter to be eligible for a quarterly bonus.
     The table below contains the targeted and actual levels of net revenue and non-GAAP net operating income for each quarter used for purposes of determining the bonuses paid to Emulex’s executive officers during such periods as well as the percentage of targeted net revenue and non-GAAP net operating income actually achieved each quarter:

				Targeted
				Non-GAAP	Actual Non-
	Targeted			Net	GAAP Net
Fiscal	Net	Actual Net	% of Target	Operating	Operating	% of Target
Quarter	Revenue	Revenue	Achieved	Income	Income	Achieved
Q1 FY’08	$126,286	$117,070	93%	$34,180	$32,910	96%
Q2 FY’08	$137,738	$130,622	95%	$42,047	$42,316	101%
Q3 FY’08	$135,145	$127,846	95%	$36,821	$35,736	97%
Q4 FY’08	$144,844	$112,763	78%	$42,757	$24,795	58%
     Emulex’s aggregate targeted net revenue of $544 million represented approximately 19% growth, and the aggregate targeted non-GAAP net operating income represented approximately 24% growth, both over the levels achieved in fiscal 2007. By comparison, Emulex’s actual net revenue for fiscal 2008 represented 7% growth, over net revenue for fiscal 2007 while actual non-GAAP net operating income represented 1% growth over the levels achieved in fiscal 2007. As is reflected in the table below, because the growth of both Emulex’s net revenues and non-GAAP net operating income for fiscal 2008 over fiscal 2007 was less than the targeted amount of growth, the actual quarterly bonuses paid to each executive officer were less than their respective aggregate quarterly target bonus opportunities.

	2008 Target	2008 Actual
Executive	Bonus	Bonus Paid
James McCluney	$515,205	$364,471
Michael Rockenbach	$203,758	$144,145
Paul Folino	$531,474	$375,982
Sadie Herrera	$118,983	$84,172

	2008 Target	2008 Actual
Executive	Bonus	Bonus Paid
Marshall Lee	$153,602	$108,663
Michael Smith	$132,883	$94,006
     In addition to the objective performance measures discussed above, Emulex’s Executive Chairman and/or its Chief Executive Officer may recommend a discretionary bonus for any employee in recognition of extraordinary contributions to the success of Emulex. All bonus recommendations for executive officers are subject to the approval of the Compensation Committee. For fiscal 2008, the Compensation Committee concluded that none of its executive officers made the type of extraordinary contributions to the success and growth of Emulex that would have merited the payment of an additional discretionary bonus and, as a result, no such discretionary bonuses were paid in fiscal 2008.
     In September 2008, the Compensation Committee revised the Executive Bonus Plan for fiscal 2009. The revised Bonus Plan provides for the adjustment of a participant’s cash bonus payment by a Performance Contribution Factor (PCF) which represents the level of an employee’s contribution to Emulex’s results for a particular quarter based on the objectives set forth for that participant at the beginning of the quarter. The payment made to the participant will be the bonus amount multiplied by the PCF. The PCF can range from 0.9 to 1.1 but PCF’s other than 1.0 will generally only be applied as an exception.
Stock-Based Compensation
     The Compensation Committee believes that equity ownership by executive officers provides incentives to build stockholder value and aligns the interests of executive officers with the stockholders. As indicated previously, Emulex targets its total direct compensation (the combination of base salary, bonuses and equity compensation) to fall within the 50th and 75th percentiles of total direct compensation for its designated peer group of companies as long as commensurate financial performance is maintained. Accordingly, the Compensation Committee determines the appropriate level of stock option and restricted stock awards with a view to meeting this competitive total compensation objective. In setting equity award levels, the Compensation Committee also takes into consideration the impact of equity-based awards on the dilution of our stockholder’s interests in our common stock.
     Upon hiring, the Compensation Committee typically recommends the grant of options or other equity-based awards to executive officers under the Equity Incentive Plan, subject to applicable vesting periods. The size of the initial grant is usually based upon factors such as comparable equity compensation offered by peer companies, the experience of the executive officer, and the contribution that the executive officer is expected to make to Emulex. These awards are then granted effective on the first day of the first calendar month after the date of hire. Thereafter, the Compensation Committee considers granting additional awards, usually on an annual basis, under the Equity Incentive Plan. In determining the size of the periodic grants, the Compensation Committee considers the level of overall compensation as well as prior grants to the executive officer, the executive’s performance during the current fiscal year and his or her expected contributions during the succeeding fiscal year. Emulex does not make its periodic grants of equity awards to its executive officers based on the equity awards granted by its designated peer group of companies although this information is considered by the Compensation Committee in making its determinations. These awards are typically granted on pre-determined dates and are not timed to correspond with the release of Emulex’s performance information throughout the year. The Compensation Committee believes that these additional annual grants provide incentives for executive officers to remain with Emulex and to align their interests with the interests of Emulex’s shareholders.
     Emulex reviews the mix of the equity-based awards, which primarily consist of stock options and restricted stock awards, each year to ensure that the optimal balance on performance and retention is met for each executive officer. Historically, Emulex granted stock options only to the executive officers. In fiscal year 2007, we made a shift to granting restricted stock exclusively for our senior directors and above. For fiscal year 2008, the Compensation Committee has elected to continue to grant restricted stock awards to senior directors and above in lieu of options to improve the retention and cost effectiveness of the equity incentive program.

Stock Options
          Historically, stock options have been the primary equity-based awards utilized by Emulex. Emulex grants stock options because it believes they provide an effective incentive to increase long-term stockholder value. Since stock options provide value to an option holder only if the value of Emulex’s common stock increases over the exercise price of the stock option, stock options encourage employees to work to increase the value of Emulex’s stock.
          Stock options are granted at fair market value with an exercise price equal to the closing price of Emulex’s common stock on the New York Stock Exchange on the date of grant. Consequently, stock options have value only if the price of Emulex’s common stock increases over the exercise price. Emulex’s stock options granted since fiscal 2006 generally have a six-year maximum contractual term. Vesting of options is determined by the Compensation Committee, but typically options vest on a cumulative basis as follows:
•	30% of the total number of shares covered by the option vest on the first anniversary of the date of grant;

•	7 1/2% of the total number of shares covered by the option vest over each of the next four three-month periods; and

•	10% of the total number of shares covered by the option vest over each of the next four three-month periods until the options have become exercisable in full.
          Because employees will only realize value from their options if the price of Emulex’s stock increases over the exercise price, the vesting schedule is designed to provide our employees with an incentive to work toward increasing the long-term value of Emulex’s stock. These awards are typically granted on pre-determined dates.
Restricted Stock Awards
          The Compensation Committee has elected to grant restricted stock awards to executive officers in lieu of options during the past year to improve the cost effectiveness of the equity incentive program. Restricted stock awards are awards that are paid in shares of our common stock upon vesting. Restricted stock awards differ from stock options in that the primary purpose of restricted stock awards is to encourage employees to remain with Emulex, as opposed to the primary incentive purpose of a stock option. Restricted stock awards have immediate value to the recipients because they generally are paid in shares as soon as the award vests and the shares have little out-of pocket cost to the recipient. Emulex’s practice is to grant fewer shares of restricted stock awards as compared to options. As a result, restricted stock awards allow Emulex to deliver competitive compensation value to its key employees and strengthen the retention power of the equity grant program while, at the same time, decreasing the amount of potential dilution for all stockholders.
          The vesting schedule of the restricted stock awards is determined by the Compensation Committee, but restricted stock typically has vested on a cumulative basis as follows:
•	30% of the total number of shares vest on the first anniversary of the date of grant;

•	30% of the total number of shares vest on the second anniversary of the date of grant; and

•	40% of the total number of shares vest on the third anniversary of the date of grant.
          To date, the restricted stock awards have vested based on the fulfillment of the above service-based requirement. Emulex and the Compensation Committee review the vesting terms associated with the restricted stock awards to the executive officers on an ongoing basis.

2008 Stock Grants
     In fiscal 2008, the executive officers received restricted stock grants that vest according to the schedule noted above. To make grants that are aligned with Emulex’s stated 50th to 75th percentile total compensation philosophy, the Compensation Committee examined the grant date fair value of equity grants made to executive officers by peer companies and more broadly within the technology industry. The details regarding these stock grants are provided in the Grants of Plan-Based Awards table.
Proposed Stock Option Exchange Program
     Over the course of the past few months, management and the Compensation Committee reviewed the use of equity incentives and noted that a large number of issued stock options were no longer serving as an effective incentive or retention tool, yet were being recorded as compensation expense by Emulex and were increasing Emulex’s total number of outstanding equity awards, or equity “overhang”. Management reviewed the program and its effects with the Compensation Committee, and the Compensation Committee subsequently recommended to the full board, and the board subsequently approved, a stock option exchange program. Under this program Emulex’s employees would be offered the opportunity to exchange eligible out-of-the-money stock options for restricted stock units. The program is intended to provide employees with an improved incentive to increase stockholder value, increase the retention value of outstanding equity awards, and reduce the total number of potential shares directed towards employee incentive programs.
     Under the stock option exchange program approved by the board (and using the assumptions described in Proposal 2 under the heading “Description of the Exchange Program — Exchange Ratio”), Emulex’s employees would be offered the opportunity to exchange eligible out-of-the-money stock options for shares of restricted stock at the following ratios of shares subject to eligible options to shares of restricted stock:

Exercise Price of Options	Exchange Ratio
$17.78 — $18.49	9.7 : 1
$18.50 — $20.49	12.0 : 1
$20.50 — $23.49	17.6 : 1
$23.50 — $27.99	38.8 : 1
$28.00 and above	50.0 : 1
     The Compensation Committee concluded that the Named Executive Officers, outside Board members and Section 16 Officers should not be eligible to participate in the option exchange program. For more details regarding this program, see “Proposal 2 — Approval of the Option Exchange Program” in this proxy statement.
Other Compensation
     In addition to benefits generally available to all of its employees as described below, Emulex provides other compensation, including perquisites as described below to the Named Executive Officers. The Compensation Committee believes that this element of compensation is a factor in helping Emulex attract and retain the most qualified executives. Emulex provides this compensation to offer market-competitive compensation and to attract top executive talent.
     Car Allowance: In fiscal 2008, Emulex paid a car allowance of $900 per month in cash to its Chief Executive Officer and Executive Chairman and $800 per month in cash to its other executive officers, which amounts are included in the total cash compensation for each Named Executive Officer. This car allowance is intended to cover all incidental expenses associated with a Named Executive Officer’s use of a personal automobile for business purposes and as such, the Named Executive Officers were not reimbursed for personal car mileage, gas or any costs associated with the upkeep or maintenance of their personal automobile. Effective September 1, 2008, Emulex eliminated the car allowance for its Named Executive Officers.

     Annual Tax and Financial Counseling: In fiscal 2008, Emulex reimbursed the Named Executive Officers for expenses incurred for tax planning and preparation, up to a maximum of $2,500 annually. Effective September 1, 2008, Emulex discontinued reimbursement of these expenses for its Named Executive Officers.
     Club Memberships: Emulex reimburses the Named Executive Officers for the cost of certain club membership fees.
     Life Insurance Premiums: Emulex reimburses the Named Executive Officers for the cost of certain group term life insurance premiums, up to a maximum of $500,000 of coverage amount.
     Out of Pocket Health Care Expenses: Emulex reimburses the Named Executive Officers for the cost of certain out-of-pocket health care expenses, up to a maximum of $5,000 annually plus additional amounts to compensate for the tax effect of such reimbursements.
     Entertainment and Sporting Event Tickets: Emulex subscribes for season tickets and leases suites at certain venues for business-related entertainment. Tickets for individual events that remain unused by Emulex for business-related entertainment are periodically made available to Named Executive Officers and other employees for personal use. However, as such subscriptions and leases are made for entire seasons or annual periods rather than individually by event, there is no incremental cost to Emulex associated with periodically providing such tickets for personal use.
Other Benefits
     The Named Executive Officers also participate in the same medical, dental, life insurance, disability coverage and other benefits that are provided to all of Emulex’s employees, as described below. In addition, Named Executive Officers (along with all other employees) are eligible to participate in Emulex’s Employee Stock Purchase Plan. The Employee Stock Purchase Plan allows Emulex’s employees to purchase shares of Emulex’s common stock through payroll deductions at 85% of the lower of the fair market value of the stock at the beginning or the end of each six-month offering period. We are asking stockholders to approve an increase in the number of shares available under the Employee Stock Purchase Plan and a more complete description of the Employee Stock Purchase Plan is included in Proposal 5 of this proxy statement.
     The Named Executive Officers are also entitled to participate in Emulex’s 401(k) plan, which Emulex maintains for the benefit of all of its employees in order to allow its employees to accumulate savings for retirement. Emulex matches dollar-for-dollar, up to a preset percentage of an employee’s base salary, for each employee that contributes to the Emulex 401(k) plan. In addition, Emulex may elect to make an additional contribution to its 401(k) plan each year based on its profitability during the year, subject to the maximum contributions and other rules prescribed by Federal law governing such plans. Emulex’s Named Executive Officers are eligible to participate in our 401(k) plan and receive employer contributions on the same basis as any other salaried employee.
     Emulex also provides Paid Time Off (“PTO”) and other paid holidays to all of its employees, including the Named Executive Officers. Emulex’s PTO policy allows employees to receive a cash payment for a portion of their accrued but unused PTO and requires this cash payment with respect to any accrued and unused PTO in excess of the amount that is permitted to be carried-over to the next year.
     Emulex does not maintain any pension plans or supplemental executive retirement plans for the Named Executive Officers or for any of its other employees.
Compensation Committee
     The Compensation Committee reviews the performance of the executive officers of Emulex, makes recommendations to the Board of Directors as to the compensation of the executive officers of Emulex and its subsidiaries, reviews the compensation programs for other key employees, including salary and cash bonus levels, reviews and approves certain employee benefit policies and programs, and reviews and makes recommendations to management with respect to executive recruitment. In addition, the Compensation Committee administers the Emulex Corporation Employee Stock Option Plan, the Emulex Corporation 2004 Employee Stock Incentive Plan,

the Equity Incentive Plan, and certain other equity incentive plans under which Emulex may have outstanding awards as a result of prior acquisitions, including review and approval of grants of awards under these plans. The Compensation Committee also administers the Employee Stock Purchase Plan.
          The Compensation Committee’s recommendations regarding executive officer compensation are primarily based upon an assessment of the executive officer’s performance and potential to enhance long-term stockholder value. The Committee does not rely on rigid quantitative guidelines or formulas in determining the recommended amount or mix of compensation elements for each executive officer. The Committee also considers the recommendations of the Chief Executive Officer as to the compensation of the other executive officers. Key factors in evaluating executive compensation include:
•	the executive’s performance compared to the goals and objectives established for the executive at the beginning of the year;

•	the nature, scope and level of the executive’s responsibilities;

•	the executive’s contribution to Emulex’s financial results; and

•	the executive’s demonstration of job knowledge and skills.
          In addition, the Compensation Committee considers corporate performance by looking at factors such as performance relative to competitors, performance relative to business conditions, and the success of Emulex in meeting its financial objectives. The Compensation Committee also considers the level and types of compensation paid to executive officers in similar positions at peer companies as previously identified, as these companies are most likely to compete with Emulex for the services of its executives.
          The executive officer total compensation programs and opportunities will continue as provided currently until such time as the Compensation Committee determines in its discretion that revisions to our current plans or replacement plans are advisable. Such revisions may include changes in our compensation arrangements in the future, including the peers against which our committee measures executive compensation, changes in equity or other long-term incentives, and other changes as the committee may determine.
          The members of the Compensation Committee are selected by our Board of Directors with consideration of their expertise in executive compensation and knowledge of technology industry compensation practices. As of the mailing date of the proxy statement, the Compensation Committee consists of two non-employee, independent members of the Board of Directors: Don M. Lyle (Chairman) and Bruce C. Edwards. Neither of the Compensation Committee members has any interlocking relationships as defined by the Securities and Exchange Commission. Each Compensation Committee member qualifies as an “outside” director under Section 162(m) of the Internal Revenue Code and as a “non-employee” director under Rule 16b-3 under the Securities Exchange Act of 1934. The Compensation Committee has available to it such external compensation advice and data as the Compensation Committee deems appropriate (and as described below for 2008).
          During fiscal 2008, the Compensation Committee held five formal sessions to review our compensation programs and policies.
Compensation Consultant
          The Compensation Committee engaged Grant Thornton LLP (“Grant Thornton”), an independent accounting, tax and compensation consulting firm, to assist the Compensation Committee from time to time on matters relating to executive compensation. Grant Thornton has been providing compensation consulting services to the Compensation Committee since 2006. Grant Thornton has advised the Compensation Committee on executive compensation benchmarking and compensation program design. Grant Thornton assisted Emulex in determining groups of peer or comparable companies and has performed compensation studies focused on executive officer and non-employee director compensation levels, mix of compensation components and competitive stock granting practices. In the most recent fiscal year, the Compensation Committee requested information regarding competitive compensation practices from the Compensation Consultant, however, the consultant did not make specific compensation recommendations with respect to executive officers or directors. The Compensation Committee has the right to retain and terminate its compensation consultant, to assign consulting engagements and review study findings independent of management. Grant Thornton currently does not provide any other services to Emulex.
Stock Ownership Guidelines
     Emulex does not currently have any stock ownership guidelines for its executive officers. In 2008, the Compensation Committee consulted with Grant Thornton regarding the benefits and drawbacks associated with stock ownership guidelines. Prior to 2007, executive officers received only stock option grants and the majority of these stock options have exercise prices above Emulex’s current stock price. As a result, the Committee has decided not to implement stock ownership guidelines at that time. In September 2007, Emulex implemented stock ownership guidelines for the members of its Board of Directors. Those guidelines provide that directors should own, or acquire within three years after the later of first becoming a director or the initial adoption of the guidelines, shares of Emulex common stock, including shares of restricted stock, with a value of three times his or her annualized retainer (the quarterly retainer multiplied by four), excluding any out of pocket expenses reimbursed, and any additional retainers paid to committee chairs.
Accounting and Tax Considerations
     In designing its executive compensation programs, Emulex considers the accounting and tax effects that each component of the program will or may have on Emulex and its executive officers.
Deductibility of Executive Compensation
     For incentive-based compensation, the Compensation Committee considers the desirability to qualify for deductibility under Section 162(m) of the Internal Revenue Code, as amended. Section 162(m) provides that non-performance-based compensation in excess of $1 million paid to certain executive officers is not deductible by Emulex for tax purposes. The Compensation Committee balances the desirability to qualify for such deductibility with Emulex’s need to maintain flexibility in compensating executive officers in a manner designed to promote its corporate goals as described above. As a result, the Compensation Committee has not adopted a policy that all compensation must be deductible. The aggregate amount of compensation in fiscal 2008 of the named executive officers that will not qualify for Section 162(m) deductibility is expected to be approximately $1.1 million. The Compensation Committee also seeks to minimize the tax consequences as might arise under a potential change in control of Emulex by limiting the amount of compensation as may be paid to an executive in such a circumstance. The existing Key Employee Retention Agreements (“KERAs”) do not provide for any gross-up payment related to potential 280G excise taxes.
Nonqualified Deferred Compensation
     Emulex does not provide its executive officers with elective deferred compensation or nonqualified deferred compensation such as a Supplemental Executive Retirement Plan (“SERP”). However, Emulex does have certain benefits, such as severance and Change-in-Control payments that are subject to Section 409A. While the final regulations had not become effective as of the end of the fiscal year, Emulex believes it is operating in good faith compliance with the statutory provisions which were effective January 1, 2005.
Summary Compensation
     The following table sets forth information concerning compensation for the fiscal years ended July 1, 2007 and June 29, 2008 of the current Principal Executive Officer, the current Chief Financial Officer and each of the three most highly compensated executive officers of Emulex as of June 29, 2008, whose salary and bonus compensation for the fiscal year ended June 29, 2008 was at least $100,000. Additionally, we have included disclosure for one additional executive who would have been a named executive officer had the executive been employed by Emulex at the end of the fiscal year.

							Change in
							Pension Value
							and Non-
						Non-Equity	Qualified Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation		Total
Name and Participant Position	Year	($)	($)	($)(1)	($)(2)	($)(3)	($)	($)(10)		($)
James M. McCluney	2008	565,248	—	2,288,927	293,508	364,471	N/A	31,273	(4)	3,543,427
Chief Executive Officer and President	2007	512,442	—	1,251,514	825,102	514,185	N/A	26,501	(4)	3,129,744
Michael J. Rockenbach	2008	336,486	—	797,649	130,220	144,145	N/A	29,035	(5)	1,437,535
Executive V.P. and Chief Financial Officer	2007	320,343	—	430,874	409,992	207,227	N/A	21,615	(5)	1,390,051
Paul F. Folino	2008	589,645	—	762,976	580,937	375,982	N/A	32,157	(6)	2,341,697
Executive Chairman	2007	587,374	—	417,171	1,959,019	567,550	N/A	41,143	(6)	3,572,257
Sadie A. Herrera	2008	195,516	—	822,778	561,384	84,172	N/A	81,444	(7)	1,745,294
Executive V.P., Human Resources and Facilities	2007	224,559	—	235,022	409,992	121,010	N/A	28,988	(7)	1,019,571
Marshall D. Lee	2008	304,660	—	797,649	122,277	108,663	N/A	28,734	(8)	1,361,983
Executive V.P., Engineering	2007	287,091	—	430,874	290,647	156,964	N/A	27,779	(8)	1,193,355
Michael E. Smith	2008	263,333	—	605,716	130,220	94,006	N/A	18,812	(9)	1,112,087
Executive V.P., Worldwide	2007	250,793	—	352,533	409,992	135,146	N/A	23,056	(9)	1,171,520
Marketing

(1)	This column reflects the dollar amount recognized for financial statement reporting purposes, excluding estimated forfeitures, during the 2008 and 2007 fiscal years, in accordance with SFAS No. 123R. For additional information on the valuation assumptions with respect to 2008 and 2007 grants, refer to note 11 of Emulex’s consolidated financial statements in the Forms 10-K for the years ended June 29, 2008 and July 1, 2007, as filed with the SEC. These amounts reflect Emulex’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive. The amounts reported also include approximately $480,709 in stock-based compensation expense recognized in relation to the termination of Ms. Herrera’s employment.

(2)	This column reflects the dollar amount recognized for financial statement reporting purposes, excluding estimated forfeitures, during the 2008 and 2007 fiscal years, in accordance with SFAS No. 123R. For additional information on the valuation assumptions with respect to the applicable grants, refer to note 11 of Emulex’s financial statements in the Form 10-K for the year ended June 29, 2008, as filed with the SEC. There were no stock options granted to the named executives in 2008 or 2007. These amounts reflect Emulex’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive. The amounts reported also include approximately $443,585 in stock-based compensation expense recognized in relation to the termination of Ms. Herrera’s employment.

(3)	This column reflects performance-based cash bonuses paid pursuant to Emulex’s Executive Bonus Plan and may include amounts earned in a given fiscal year but not paid until the subsequent year.

(4)	The amount shown is the estimated value of perquisites and other personal benefits received in fiscal 2008 and fiscal 2007, respectively, including an automobile allowance ($10,800 and $10,510), tax and financial consulting ($1,900 and $800), life insurance premiums ($1,290 and $1,290), out of pocket health care expenses ($6,860 and $5,393), special occasion gifts ($1,223 and $1,923), and 401(k) matching contributions ($9,200 and $6,585).

(5)	The amount shown is the estimated value of perquisites and other personal benefits received in fiscal 2008 and fiscal 2007, respectively, including an automobile allowance ($9,600 and $9,600), tax and financial consulting ($824 and $986), life insurance premiums ($450 and $450), out of pocket health care expenses ($7,811 and $381), special occasion gifts ($1,022 and $1,095), and 401(k) matching contributions ($9,328 and $9,103).

(6)	The amount shown is the estimated value of perquisites and other personal benefits received in fiscal 2008 and fiscal 2007, including an automobile allowance ($10,800 and $10,800), tax and financial consulting ($0 and $2,500), club memberships ($0 and $6,382), life insurance premiums ($1,980 and $1,980), out of pocket health care expenses ($9,105 and $5,713), family members traveling along on business travel ($0 and $2,595), special occasion gifts ($1,072 and $2,173), and 401(k) matching contributions ($9,200 and $9,000).

(7)	The amount shown is the estimated value of perquisites and other personal benefits received in fiscal 2008 and fiscal 2007, including an automobile allowance ($8,000 and $9,600), tax and financial consulting ($796 and $575), life insurance premiums ($1,092 and $1,290), out of pocket health care expenses ($4,504 and $7,620), family members traveling along on business travel ($520 and $0), special occasion gifts ($863 and $920), 401(k) matching contributions ($10,614 and $8,982), and benefits relating to consulting agreement ($55,056 and $0). A description of the severance payments made to Ms. Herrera can be found below under the section entitled “Potential Payments Upon Termination or Change in Control.”

(8)	The amount shown is the estimated value of perquisites and other personal benefits received in fiscal 2008 and fiscal 2007, including an automobile allowance ($9,600 and $9,600), tax and financial consulting ($430 and $0) life insurance premiums ($690 and $690), out of pocket health care expenses ($7,402 and $4,767), family members traveling along on business travel ($412 and $2,543), special occasion gifts ($863 and $1,095), and 401(k) matching contributions ($9,337 and $9,084).

(9)	The amount shown is the estimated value of perquisites and other personal benefits received in fiscal 2008 and fiscal 2007, including an automobile allowance ($9,600 and $9,600), tax and financial consulting ($0 and $1,575), life insurance premiums ($450 and $450), out of pocket health care expenses ($1,415 and $2,879), special occasion gifts ($863 and $1,095), and 401(k) matching contributions ($6,484 and $6,546). Effective July 18, 2008, Mr. Smith was no longer an employee of Emulex.

(10)	Beginning September 1, 2008, automobile allowance and tax and financial consulting reimbursements were eliminated for Named Executive Officers.
Grants of Plan-Based Awards
     The following table provides certain information concerning grants of options to purchase Emulex’s common stock and other plan-based awards made during the fiscal year ended June 29, 2008, to the persons named in the Summary Compensation Table.
Grants of Plan-Based Awards
In Fiscal 2008

								All Other	All Other
								Stock	Option		Grant
								Awards:	Awards:	Exercise	Date Fair
		Estimated Future Payouts			Estimated Future Payouts			Number of	Number of	or Base	Value of
		Under Non-Equity Incentive			Under Equity Incentive			Shares	Securities	Price of	Stock and
		Plan Awards			Plan Awards			of Stock	Underlying	Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards	Awards
Name	Date	($)	($)	($)(1)	(#)	(#)	(#)	(#)(2)	(#)	($/Sh)	($)(3)
James M. McCluney	9/2/2007	162,288	515,205	N/A	N/A	N/A	N/A	150,000	—	N/A	2,931,000
Michael J. Rockenbach	9/2/2007	64,184	203,758	N/A	N/A	N/A	N/A	55,000	—	N/A	1,074,700
Paul F. Folino	9/2/2007	167,416	531,474	N/A	N/A	N/A	N/A	50,000	—	N/A	977,000
Sadie A. Herrera(4)	9/2/2007	37,480	118,983	N/A	N/A	N/A	N/A	30,000	—	N/A	586,200
Marshall D. Lee	9/2/2007	48,384	153,602	N/A	N/A	N/A	N/A	55,000	—	N/A	1,074,700
Michael E. Smith(4)	9/2/2007	41,860	132,883	N/A	N/A	N/A	N/A	40,000	—	N/A	781,600

(1)	There is not an established maximum payment set by Emulex.

(2)	This column shows the number of shares of restricted stock granted in 2008 to the Named Executive Officers. Such restricted stock vests in installments over a 3-year period. Unvested shares are subject to a right of repurchase at the original purchase price on behalf of Emulex in the event of the Named Executive Officer’s termination of service with Emulex.

(3)	Restricted stock is granted to the Named Executive Officers with a zero exercise price. The grant date fair value equals the closing price of Emulex’s common stock on the grant date. Stock options are granted with an exercise price per share equal to the closing price of Emulex’s common stock on the grant date.

(4)	Ms. Herrera and Mr. Smith were no longer employees of Emulex effective April 21, 2008 and July 18, 2008, respectively.

Outstanding Equity Awards at Fiscal Year-End
     The following table sets forth information concerning equity awards for each Named Executive Officer that remained outstanding as of June 29, 2008.
Outstanding Equity Awards at June 29, 2008

		# of	# of					Market
		Securities	Securities				# of	Value of
		of	of				Shares of	Shares of
	Option	Unexercised	Unexercised		Option	Option	Stock Not	Stock Not
	Grant	Options	Options		Exercise	Expiration	Vested	Vested
Name	Date	Exercisable	Unexercisable		Price	Date	(5)	(6)
James M. McCluney	11/17/2003	29,060	—		$19.41	7/28/2013	—	—
	11/17/2003	43,592	—		$9.53	5/18/2013	—	—
	11/17/2003	72,653	—		$10.93	1/22/2011	—	—
	11/17/2003	82,041	—		$8.13	5/21/2012	—	—
	11/18/2003	150,000	—		$26.65	11/17/2013	—	—
	8/19/2004	93,750	6,250	(1)	$10.01	8/18/2014	—	—
	8/25/2005	135,000	15,000	(2)	$20.65	8/24/2011	—	—
	9/5/2006	—	—		—	—	105,000	$1,242,150
	9/2/2007	—	—		—	—	150,000	$1,774,500
Michael J. Rockenbach	8/19/1998	7,500	—		$1.34	8/18/2008	—	—
	8/18/1999	80,000	—		$14.09	8/17/2009	—	—
	8/16/2000	80,000	—		$36.75	8/15/2010	—	—
	12/4/2000	20,000	—		$62.84	12/3/2010	—	—
	4/6/2001	50,000	—		$17.00	4/5/2011	—	—
	9/17/2001	40,000	—		$12.69	9/16/2011	—	—
	11/21/2002	40,000	—		$25.41	11/20/2012	—	—
	8/20/2003	152,333	—		$24.00	8/19/2013	—	—
	8/19/2004	70,312	4,688	(1)	$10.01	8/18/2014	—	—
	8/25/2005	67,500	7,500	(2)	$20.65	8/24/2011	—	—
	8/23/2006	—	—		—	—	38,500	$455,455
	9/2/2007	—	—		—	—	55,000	$650,650
Paul F. Folino	8/18/1999	98,345	—		$14.09	8/17/2009	—	—
	8/17/2000	400,000	—		$43.47	8/16/2010	—	—
	11/21/2002	325,000	—		$25.41	11/20/2012	—	—
	8/20/2003	720,000	—		$24.00	8/19/2013	—	—
	8/19/2004	75,002	25,000	(1)	$10.01	8/18/2014	—	—
	8/25/2005	270,000	30,000	(2)	$20.65	8/24/2011	—	—
	9/5/2006	—	—		—	—	35,000	$414,050
	9/2/2007	—	—		—	—	50,000	$591,500
Sadie A. Herrera	8/16/2000	80,000	—		$36.75	8/15/2010	—	—
	12/4/2000	20,000	—		$62.84	12/3/2010	—	—
	4/6/2001	49,997	—		$17.00	4/5/2011	—	—
	11/21/2002	40,000	—		$25.41	7/21/2011	—	—
	8/20/2003	152,333	—		$24.00	7/21/2011	—	—
	8/19/2004	53,811	4,688	(1)	$10.01	7/21/2011	—	—
	8/25/2005	67,500	7,500	(2)	$20.65	7/21/2011	—	—
	8/23/2006	—	—		—	—	21,000	$248,430
	9/2/2007	—	—		—	—	30,000	$354,900
Marshall D. Lee	9/23/2002	50,000	—		$13.75	9/22/2012	—	—
	5/19/2004	15,000	—		$17.44	5/18/2014	—	—
	11/18/2004	43,750	6,250	(3)	$13.49	11/17/2014	—	—
	8/25/2005	67,500	7,500	(2)	$20.65	8/24/2011	—	—
	8/23/2006	—	—		—	—	38,500	$455,455
	9/2/2007	—	—		—	—	55,000	$650,650
Michael E. Smith	8/18/1999	30,000	—		$14.09	8/17/2009	—	—
	8/16/2000	60,000	—		$36.75	8/15/2010	—	—
	12/4/2000	20,000	—		$62.84	12/3/2010	—	—
	4/6/2001	40,000	—		$17.00	4/5/2011	—	—
	9/17/2001	30,000	—		$12.69	9/16/2011	—	—
	11/21/2002	40,000	—		$25.41	11/20/2012	—	—
	8/20/2003	136,333	—		$24.00	8/19/2013	—	—

		# of	# of				Market
		Securities	Securities			# of	Value of
		of	of			Shares of	Shares of
	Option	Unexercised	Unexercised	Option	Option	Stock Not	Stock Not
	Grant	Options	Options	Exercise	Expiration	Vested	Vested
Name	Date	Exercisable	Unexercisable	Price	Date	(5)	(6)
	8/19/2004	14,066	4,688	$10.01	8/18/2014	—	—
	8/25/2005	67,500	7,500	$20.65	8/24/2011	—	—
	8/23/2006	—	—	—	—	31,500	$372,645
	9/2/2007	—	—	—	—	40,000	$473,200

(1)	The shares vested on August 19, 2008.

(2)	The shares vested on August 25, 2008.

(3)	Assuming continued employment with Emulex, 50% of the shares vested on August 18, 2008 and 50% will vest on November 18, 2008.

(4)	Effective April 21, 2008, Ms. Herrera was no longer an employee of Emulex. According to her termination agreement, stock options and restricted stock awards will continue to vest until April 21, 2011, assuming continuation of the consulting period, and expiration date will be the earlier of the end of the contractual term and three months after the consulting term. However, in accordance with SFAS 123R, “Share-Based Payment,” the expense related to these equity awards was recorded in fiscal 2008.

(5)	Assuming continued employment with Emulex, 30%, 30% and 40% of the unvested shares will vest on the first, second and third year anniversaries of the grant date, respectively.

(6)	Market value of the non-incentive plan unvested stock is computed by multiplying the year-end closing market price of $11.83 by the number of shares held.
Option Exercises and Stock Vested During Last Fiscal Year
     The following table sets forth information concerning each exercise of stock options during 2008 for each of the Named Executive Officers on an aggregated basis.

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired on	Realized on	Acquired on	Realized on
Name	Exercise(#)	Exercise($)	Vesting (#)	Vesting ($)
James M. McCluney	—	—	45,000	861,750
Michael J. Rockenbach	22,752	374,953	16,500	310,860
Paul F. Folino	175,000	1,278,050	15,000	287,250
Sadie A. Herrera(1)	50,000	411,824	9,000	169,560
Marshall D. Lee	—	—	16,500	310,860
Michael E. Smith(1)	9,374	109,207	13,500	254,340

(1)	Ms. Herrera and Mr. Smith were no longer employees of Emulex effective April 21, 2008 and July 18, 2008, respectively.